Exhibit 99.1

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
1209 N. University Blvd, Middletown, OH 45042

___________________

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time:	November 28, 2022
Place:	StartWell, Green Room 786 King St. W Toronto, Ontario M5V 1N6 Canada

To the Shareholders of EpicQuest Education Group International Limited:

Notice is hereby given that the Annual Meeting of the Shareholders of EpicQuest Education Group International Limited (formerly Elite Education Group International Limited) (the “Company”) will be held on November 28, 2022 at 11:00 a.m. local Toronto time at StartWell, Green Room, 786 King St. W, Toronto, Ontario M5V 1N6, Canada. The meeting is called for the following purposes:

1.      To elect Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and M. Kelly Cowan to serve on the Board of Directors of the Company, each to hold office until the next annual meeting of shareholders or until his or her successor shall have been duly elected and qualified.

2.      To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022.

3.      To approve amendments to the Company’s 2019 Equity Incentive Plan to (i) increase the number of common shares reserved for issuance under the 2019 Equity Incentive Plan from 2,000,000 shares to 4,000,000 shares, (ii) increase limits on the maximum number of shares subject to certain awards, and (iii) make other clarifying and technical changes.

4.      To consider and take action upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on October 28, 2022, has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and an accompanying proxy card will first be mailed or given to the Company’s shareholders is on or about October 28, 2022.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement and our most recent Annual Report on Form 20-F are available online at the following internet address: www.proxyvote.com.

By Order of the Board of Directors,
/s/ Jianbo Zhang
Jianbo Zhang Chairman and Chief Executive Officer
Dated: October 28, 2022

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

i

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
1209 N. University Blvd, Middletown, OH 45042

___________________

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of EpicQuest Education Group International Limited (formerly Elite Education Group International Limited) (the “Company,” “EpicQuest,” “we,” “us,” or “our”) for the 2022 Annual Meeting of Shareholders (the “Annual Meeting”) to be held at StartWell, Green Room, 786 King St. W, Toronto, Ontario M5V 1N6, Canada on November 28, 2022, at 11:00 a.m. local Toronto time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement will first be mailed or given to the Company’s shareholders on or about October 28, 2022. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon. Any proxy card on which no instruction is specified will be voted “FOR” the election of each of the nominees set forth under the caption “Election of Directors” and “FOR” proposals 2 and 3. In their discretion, the proxies will also be authorized to vote upon such other business as may properly come before the Annual Meeting. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted.You may revoke your proxy by submitting a new proxy with a later date or by notifying our corporate secretary in writing at EpicQuest Education Group International Limited, Attention: Secretary, 1209 N. University Blvd, Middletown, OH 45042. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual Meeting. If you do attend the Annual Meeting and are a record holder, you may vote by ballot at the Annual Meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

Voting Securities

Only holders of common shares, par value $0.0016 per share of the Company (the “Common Shares”), outstanding as of the close of business on October 28, 2022 (the “Record Date”) are entitled to vote at the Annual Meeting. On the record date, the Company had 11,515,498 Common Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the Annual Meeting.

No less than 50% of the votes of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the Annual Meeting.

Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy (meaning the number of shares voted “FOR” a nominee must exceed the number of shares voted “AGAINST” such nominee). Abstentions and broker non-votes are not considered votes cast for this proposal and will have no effect on the election of nominees.

The adoption of the proposals to (i) approve the ratification of independent auditors (the “Auditor Ratification Proposal” or “Proposal 2”); and (ii) approve an amendment to the Company’s 2019 Equity Incentive Plan (the “2019 Plan”) to (a) increase the number of Common Shares reserved for issuance under the 2019 Plan from 2,000,000 shares to 4,000,000 shares, (b) increase limits on the maximum number of shares subject to certain awards (as described herein) and (c) make other clarifying and technical changes (“Plan Amendment Proposal” or “Proposal 3”); require the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and broker non-votes (if any) are not considered votes cast for the foregoing proposals and will have no effect on the vote for these proposals. As the Auditor Ratification Proposal (Proposal 2) is a routine proposal on which a broker or other nominee is generally empowered to vote in the absence of voting instructions from the beneficial owner, broker non-votes are unlikely to result from Proposal 2.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

With respect to the election of directors (Proposal 1), you may vote “FOR” or “AGAINST” each of the nominees for the Board, or you may “ABSTAIN” from voting for one or more nominees. If you “ABSTAIN” from voting with respect to one or more director nominees, your vote will have no effect on the election of such nominees which you have abstained from voting. Broker non-votes will have no effect on the election of the nominees.

With respect to Auditor Ratification Proposal and the Plan Amendment Proposal , you may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on these proposals. If you “ABSTAIN” from voting with respect to either of these proposals, your vote will have no effect on the respective proposal(s) which you have abstained from voting. Broker non-votes (if any) will have no effect on the vote for either of these proposals.

Voting

If you are a shareholder of record, you may vote in person at the Annual Meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, and date your proxy card and return it by mail in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote via the internet or by telephone. Information and applicable deadlines for voting via the internet or by telephone are contained in the enclosed proxy card instructions. If you intend to vote by proxy, your vote must be received by the close of business on November 27, 2022, to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual Meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you hold your shares in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or other nominee how to vote in accordance with the instructions you have received from your bank, broker, or other nominee. “Street name” shareholders who wish to vote in person at the Annual Meeting will need to obtain a “legal proxy” from the institution that holds their shares.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board has nominated Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and M. Kelly Cowan for re-election as directors, with each to hold office until the next annual meeting of shareholders or until his or her successor shall have been duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote FOR the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

Information about the Company’s Director Nominees

The names of the director nominees, as well as their ages, principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years, are set forth below.

Name	Age*	Office
Jianbo Zhang	58	Chairman, Chief Executive Officer
Zhenyu Wu	43	Chief Financial Officer, Director
Craig Wilson(1‡)(2)(3)(4)	50	Independent director
G. Michael Pratt(1)(2‡)(3)	72	Independent director
M. Kelly Cowan(1)(2)(3‡)	61	Independent director

____________

*        As of October 28, 2022.

‡        Committee Chair

(1)      Audit Committee

(2)      Compensation Committee

(3)      Nominating Committee

(4)      Audit Committee Financial Expert

Zhang Jianbo is the founding Chairman and Chief Executive Officer of the Company. From October 2012 to December 2017, he served as Chief Executive Officer of Quest Holding International. From December 2017 to present, he has held the offices of the Company’s CEO. Mr. Zhang holds an undergraduate degree in Finance from Renmin University of China (1987), where he also completed a Ph.D. Diploma Course in Finance, School of Finance (2013). He also completed an EMBA course at Singapore Tiandu Education Group (2003) and an MBA course at Coventry University, UK (1999), and holds a Master Diploma Course in Finance, School of Finance, Renmin University (1993). Zhang Jianbo holds a pivotal role in the Company’s founding and long-term vision.

Zhenyu Wu is the Company’s Chief Financial Officer and a Board member. From 2017 to present, Mr. Wu has been an Associate Dean Research and Graduate Research Programs and a Professor of Entrepreneurship and Finance, Asper School of Business, University of Manitoba. He was the Head, Department of Business Administration, at the same School of Business from 2015 to 2017. From 2011 to 2017, he was an Associate Professor at the I.H. School of Business, University of Manitoba, and he holds the position of Canada Research Chair (Tier II) in Entrepreneurship and Innovation starting 2012. Mr. Wu holds a Ph.D. in Finance (2007), an MBA degree in Finance (2012), and a Master’s Arts degree in Economics (2001), all from the University of Calgary, Calgary, Alberta, Canada. He also holds a B.A. degree in Economics from Nankai University, Tianjin, China (1999). Mr. Wu’s knowledge of the Company’s operations as well as his financial and accounting expertise are critical to the Company’s success.

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan. From 2018 to present, he has held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan, and from 2002 to 2019 — of an Associate Professor of Finance at the same School of Business. Mr. Wilson holds a PhD in Finance (University of Alberta, 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 1998), as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

G. Michael Pratt is an independent director of the Company. From July 2010 to June 2016, Mr. Pratt served as Dean of Regional Campuses and Associate Provost at Miami University of Ohio. Prior to that, from 2013 to 2016, he was Associate Provost, Dean of Regional Campuses, Professor of Anthropology (2010-2013). He holds a Ph.D. in Anthropology, Case Western Reserve University, Cleveland, Ohio (1981), a Master’s degree in Anthropology, Case Western Reserve University (1975) and an undergraduate degree in Anthropology, Miami University, Oxford, Ohio (1973). Mr. Pratt’s academic background and long-standing connections to our key partner, Miami University, represent an important contribution to the Board’s skillset.

M. Kelly Cowan is an independent director of the Company. From October 2015 to September 2016, Ms. Cowan held the position of Director of Middletown Campus at Cincinnati State Technical and Community College. Prior to that, from 1993 to 2014, she was a professor and Dean at Miami University Middletown Campus. Ms. Cowan’s academic background and long-standing connections to the Ohio university community represent an important contribution to the Board’s skillset.

The term of each director is until his or her resignation or removal. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Vote Required and Board Recommendation

Directors shall be elected by the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting and voted in person or by proxy. The Board unanimously recommends voting “FOR” the election of each of the director nominees.

THE BOARD AND BOARD COMMITTEES

Composition of Board

Our Board presently consists of five directors. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the Board. Each director shall hold office for the term, if any fixed by the shareholders in general meeting or the Board appointing him, or until such time as they resign or are removed from office. There are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934.

While the Company may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not currently intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

As a British Virgin Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The paragraph below summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding common shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; save that under the Memorandum and Articles, all directors may attend and speak at any meeting of shareholders. All directors are encouraged to attend the Annual Meeting.

Director Independence

The Board has determined that Craig Wilson, G. Michael Pratt and M. Kelly Cowan are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

The Board standing committee memberships are as follows:

Audit Committee:	Craig Wilson(c)*, G. Michael Pratt and M. Kelly Cowan
Compensation Committee:	G. Michael Pratt(c), Craig Wilson and M. Kelly Cowan
Nominating Committee:	M. Kelly Cowan(c), G. Michael Pratt and Craig Wilson

____________

(c)      Committee Chair

*        Audit Committee Financial Expert

Audit Committee.    We have a separate-designed standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee operates under a written charter, which is available on our website at https://ireei-global.net. The information on our corporate website is not a part of this Proxy Statement.

The Audit Committee’s responsibilities include the following functions:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from its management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures;

•        establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related-party transactions.

Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. Our Audit Committee consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Mr. Wilson serving as chair of the Audit Committee. In addition, our Board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee.    The Compensation Committee operates under a written charter, which is available on our website at https://ireei-global.net.

The Compensation Committee’s responsibilities include the following functions:

•        reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors;

•        reviewing key employee compensation goals, policies, plans and programs;

•        administering incentive and equity-based compensation;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Michael Pratt, Craig Wilson and Kelly Cowan, with Mr. Pratt serving as chair of the Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee.    The Nominating Committee operates under a written charter, which is available on our website at https://ireei-global.net.

The Nominating Committee’s responsibilities include the following functions:

•        selecting or recommending for selection candidates for directorships;

•        evaluating the independence of directors and director nominees;

•        reviewing and making recommendations regarding the structure and composition of our Board and the Board committees;

•        developing and recommending to the Board corporate governance principles and practices;

•        reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

•        overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Kelly Cowan, Michael Pratt and Craig Wilson, with Ms. Cowan serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Shareholder Nominations

The Nominating Committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend a candidate for election to the Board should send their nomination notice to EpicQuest Education Group International Limited, Attention: Secretary, 1209 N. University Blvd, Middletown, OH 45042. The corporate secretary will promptly forward all such notices that comply with our nomination requirements and procedures to the Nominating Committee.

Such shareholder’s nomination notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, and (c) the class and number of shares of the Company which are beneficially owned by the person , (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the Nominating Committee will submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the Nominating Committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The Nominating Committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

Code Of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, https://ireei-global.net.

Board Leadership Structure and Role in Risk Oversight

Jianbo Zhang serves as the Chairman of the Board and our Chief Executive Officer. The Board has not designated a lead director. Given the small number of directors comprising the Board, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors. The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Board Diversity Matrix

We believe diversity is a key factor to the effectiveness and success of our Board. The Board continuously considers diversity in its widest sense, including diversity of business and financial expertise and understanding of the Company’s business and industry. The matrix below provides certain information regarding the demographics of our Board members.

Board Diversity Matrix (As of August 3, 2022)
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4
Part II: Demographic Background
African American or Black
Alaskan Native or Native American
Asian		2
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White	1	2
Two or More Races or Ethnicities
LGBTQ+	0
Did Not Disclose Demographic Background	0

DIRECTOR COMPENSATION

In October 2021, the Board, upon recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan, pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common shares, under the Company’s 2019 Equity Incentive Plan (the “2019 Plan”), on the date of the Company’s annual meeting of shareholders; and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000. In addition, to the creation of the foregoing plan, for the Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) Ms. M. Kelly Cowan and Mr. Gary Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022.

For the year ended September 30, 2021, the Company’s directors received a total of $24,000 cash compensation. No stock compensation was paid to directors prior to the year-end September 30, 2021.

EXECUTIVE OFFICERS

The names of our current executive officers, as well as their ages, respective positions and offices, and their respective principal occupations or brief employment history are set forth below.

Name	Age*	Office
Jianbo Zhang	58	Chairman, Chief Executive Officer
Zhenyu Wu	43	Chief Financial Officer, Director
Yunxia Xu	41	Chief Operating Officer and Chief Marketing Officer
Jing Li	41	Chief Development Officer
Bo Yu	48	Chief Programs Officer

____________

*        As of October 28, 2022.

Jianbo Zhang.    Mr. Zhang’s biographical information is provided below under the heading “Information about the Company’s Director Nominees” in Proposal No. 1 — Election of Directors.

Zhenyu Wu.    Mr. Wu’s biographical information is provided below under the heading “Information about the Company’s Director Nominees” in Proposal No. 1 — Election of Directors.

Yunxia Xu is the Company’s Chief Operating Officer and Chief Marketing Officer. Since December 2017, she held the position of General Manager at Elite Education Group Ltd. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the US offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008-2009) and Tsinghua University (2013-2015). Yunxia Xu’s knowledge of education industry makes her a valuable addition to the Company’s management.

Jing Li is the Company’s Chief Development Officer. From March 2013 to present, she has held the offices of Managing Director at QHI, responsible for marketing and partnership development, and team management. She holds a Bachelor’s degree in Polymer Materials from Institute of Clothing Technology, Beijing, China (2000-2004) and a Master’s degree in Polymers and Surface Coatings Science and Technology from University of Leeds, UK (2005-2007). Jing Li’s experience in marketing, partnership development, and management offers an important contribution to the Company’s management team.

Bo Yu is the Company’s Chief Programs Officer. Prior to joining EEI in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate — TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate — LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001. Bo Yu’s educational experience and experience offer a significant contribution to the Company’s efforts.

EXECUTIVE OFFICER COMPENSATION

The total cash compensation paid by us or our significant subsidiaries during the years ended September 30, 2021 and September 30, 2020, to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the years ended September 30, 2021 and September 30, 2020, but not including any amounts paid to such persons for their services as directors) was $210,000 and $335,000, respectively. No stock compensation was paid to executive officers prior to the year-end September 30, 2021.

Employment Agreements

Employment Agreement with Jianbo Zhang

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. This amended and restated employment agreement superseded Mr. Zhang’s prior employment agreement that was effective as of October 1, 2018. The amended and restated employment agreement provides for an annual base salary of $1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Mr. Zhang will be eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. Mr. Zhang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Zhang was also issued an option to purchase 50,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments in the period between October 1, 2021 and October 1, 2023, as well as an additional option to purchase 150,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Zhenyu Wu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. This amended and restated employment agreement superseded Mr. Wu’s prior employment agreement that was effective as of October 1, 2018. The amended and restated employment provides for an annual base salary of $1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. Mr. Wu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Wu was also issued an option to purchase 40,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021 and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Yunxia Xu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. This amended and restated employment agreement superseded Ms. Xu’s prior employment agreement that was effective as of October 1, 2018. The amended and restated employment provides for an annual base salary of $50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to $20,000 if, in the determination of the Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Compensation Committee. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021 and April 1, 2023, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Jing Li

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. This amended and restated employment agreement superseded Ms. Li’s prior employment agreement that was effective as of October 1, 2018. The amended and restated employment provides for an annual base salary of $35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to $15,000 if, in the determination of the Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Compensation Committee. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Bo Yu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. This amended and restated employment agreement superseded Mr. Yu’s prior employment agreement that was effective as of October 1, 2018. The amended and restated employment provides for an annual base salary of $35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to $15,000 if, in the determination of the Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Compensation Committee. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

Elements of Compensation

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: (1) competitive compensation among comparable companies and for similar positions in the market, (2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, (3) individual performance, (4) how best to retain key executives, (5) the overall performance of us and our various key component entities, (6) our ability to pay and (7) other factors deemed to be relevant at the time.

Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

2019 Equity Incentive Plan

The 2019 Equity Incentive Plan (the “2019 Plan”) was adopted by the Board on August 26, 2019, and was effective as of such adoption, subject to the approval of the 2019 Plan by the shareholders of the Company. The 2019 Plan was subsequently approved by our shareholders on August 26, 2019. The 2019 Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees, directors and consultants of the Company and its subsidiaries. The purpose of the 2019 Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The 2019 Plan is administered by our Compensation Committee, which is referred to therein as the “Committee”.

The number of common shares that may currently be issued under the 2019 Plan is 2,000,000. In the event Proposal 3 (Plan Amendment Proposal) is approved by our shareholders, the number of common shares that may be issued under the 2019 Plan will increase to 4,000,000 shares.

Shares issuable under the 2019 Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2019 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2019 Plan. The number of common shares issuable under the 2019 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the Compensation Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2019 Plan. No award granted under the 2019 Plan may be transferred, except by will, or the laws of descent and distribution.

No awards may be granted under the 2019 Plan on or after the tenth anniversary of the effective date of the 2019 Plan.

Proposal 3 (Plan Amendment Proposal) included in this Proxy Statement is a proposal to (a) increase the number of common shares reserved for issuance under the 2019 Plan from 2,000,000 shares to 4,000,000 shares, (b) increase limits on the maximum number of shares subject to certain awards, and (c) make other clarifying and technical changes. See Proposal 3 for a more detailed description of the 2019 Plan and the proposed amendments to the 2019 Plan.

Retirement Benefits

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

SECURITIES OWNERSHIP

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of October 28, 2022, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. With the exception of Mr. Pratt and Ms. Cowan, none of the shareholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 11,515,498 common shares outstanding as of October 28, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o EpicQuest Education Group International Limited, 1209 N. University Blvd. Middletown.

	Amount of Beneficial Ownership(1)
Name of Beneficial Owner	Common shares	Percentage
Jianbo Zhang, CEO(3)(4)	7,067,416	60.71%
Zhenyu Wu, CFO(5)	646,900	5.61%
Yunxia Xu, COO & CMO(6)	278,000	2.41%
Jing Li, CDO(7)	79,000	*
Bo Yu, CPO(8)	82,500	*
Craig Wilson(2)	15,391	*
Michael Pratt(2)	12,825	*
Kelly Cowan(2)	12,825	*
All directors and executive officers as a group (8 persons)(9)	3,035,157	25.94%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited(3)	5,159,700	44.81%

____________

*        Less than 1%.

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)      Independent director.

(3)      Includes 5,159,700 common shares held by Wonderland Holdings International Limited (“Wonderland Holdings”). Wonderland Holdings is an entity incorporated under the laws of the British Virgin Islands with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)      Includes vested equity awards representing 125,000 shares. Does not include shares underlying unvested options for 200,000 shares.

(5)      Includes vested equity awards representing 20,000 shares. Does not include shares underlying unvested options for 165,000 shares.

(6)      Includes vested equity awards representing 35,000 shares.

(7)      Includes vested equity awards representing 2,500 shares.

(8)      Includes vested equity awards representing 2,500 shares.

(9)      Consists of: (i) 2,850,157 shares held directly and (ii) vested equity awards representing 185,000 shares. Does not include 5,159,700 common shares directly held by Wonderland Holdings and indirectly by Mr. Zhang.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since inception, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Balances — The Company had outstanding related party balances of $140,000 as of September 30, 2021 and 2020 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with International Financial Reporting Standards and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended September 30, 2021, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021.

AUDIT COMMITTEE
Craig Wilson, Chairman G. Michael Pratt M. Kelly Cowan

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected ZH CPA, LLC to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 30, 2022.

We are asking our shareholders to ratify the selection of ZH CPA, LLC as our independent registered public accounting firm. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by ZH CPA, LLC that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of ZH CPA, LLC are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of ZH CPA, LLC will not make a statement at the Annual Meeting.

Principal Accountant Fees and Services

The following table represents the aggregate fees paid by us for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2020 $	September 30, 2021 $
Audit Fees	180,000	160,000
Audit Related Fees	20,000	30,000
Tax Fees	—	—
All Other Fees	—	30,000
Total Fees	200,000	220,000

Audit Fees

ZH CPA, LLC audit fees for 2021 and 2020 consisted of fees in relation to the audit of our financial statements for the year ended September 30, 2021 and 2020.

Audit Related Fees

Audit related fees were for the review of interim financial statements.

Tax Fees

There were no tax fees.

All Other Fees

Other fees related to due diligence work performed on the Company’s potential acquisition target, which was pre-approved by the Company’s Audit Committee.

Pre-Approval of Services

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy. Our Board unanimously recommends a vote “FOR” the approval of this proposal to ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO THE EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED 2019 EQUITY INCENTIVE PLAN

Our Board has unanimously adopted, and is submitting for shareholders’ approval, amendments to the 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan was adopted by the Board on August 26, 2019, and was effective as of such adoption subject to the approval of the 2019 Plan by the shareholders of the Company. The 2019 Plan was subsequently approved by our shareholders on August 26, 2019. The 2019 Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards, stock unit and stock appreciation right (“SAR”) awards to employees, directors and consultants of the Company and its subsidiaries.

The Board believes that the success of the Company is largely dependent on its ability to attract, retain and motivate highly-qualified employees, non-employee directors and consultants, and that by continuing to offer them the opportunity to acquire or increase their proprietary interest in the Company, the Company will enhance its ability to attract, retain and motivate such persons. Further, the Company strongly believes in aligning the interests of its directors, employees (especially its executive officers) and consultants with those of its shareholders.

As of October 28, 2022, there were awards for 1,426,041 common shares issued and outstanding under the 2019 Plan and there were 573,959 common shares available for issuance under the 2019 Plan. Our Board has determined that there are not sufficient shares available under the 2019 Plan and that it is advisable to increase the number of shares that may be issued under the 2019 Plan and to make adjustments to the maximum limits on certain awards under the 2019 Plan and other clarifying and technical changes to the 2019 Plan.

Accordingly, on October 26, 2022, subject to shareholders’ approval, our Board approved the amendments to the 2019 Plan described in this Proposal 3 (the “Plan Amendments”), and our Board is now submitting the Plan Amendments, as reflected in the Amended and Restated 2019 Equity Incentive Plan attached to this Proxy Statement as Appendix A (as so amended, the “Amended and Restated Plan”) for shareholders’ approval. As proposed for approval, the Plan Amendments, as set forth in the Amended and Restated Plan, will increase the number of Common Shares subject to the 2019 Plan from 2,000,000 shares, to 4,000,000 shares, increase limits on the maximum number of shares subject to certain awards, and make other clarifying and technical changes.

The closing sale price of our common shares quoted on the Nasdaq on October 27, 2022, was $1.20 per share.

Description of the Plan Amendments

The following is a summary of the Plan Amendments, as reflected in the Amended Plan.

•        References to the Company’s name have been changed to “EpicQuest Education Group International Limited.”

•        Section 2.7 is amended by deleting the existing defined term and definition of “Common Stock” and replaced with a new definition of “Common Shares” which shall means shares of the Company.

•        References to “shares of Common Stock” and “Common Stock” have been replaced with “Common Shares”.

•        Section 2.12 is amended to clarify that, if our Common Shares are not traded on a national securities exchange or an over-the-counter market, “Fair Market Value” is determined in accordance with Section 409A Internal Revenue Code of 1986, as amended from time to time (the “Code”).

•        Section 4.1(a) is amended by increasing the number of shares that may be issued under the Amended Plan from 2,000,000 shares to 4,000,000 shares.

•        Section 4.2(a) is amended to increase the maximum number of shares that may be used for stock options or SARs granted to any employee or consultant in any calendar year from 200,000 shares to 400,000 shares, and to increase such maximum for the calendar year in which the employee or consultant begins employment or service with the Company or its subsidiaries from 350,000 shares to 700,000 shares.

•        Section 4.2(c) is amended to increase the maximum number of common shares that may be used for stock awards and/or stock unit awards granted to any employee or consultant in any calendar year from 350,000 shares to 700,000 shares.

•        Section 5.1 is amended to clarify that consultants may be granted Non-Qualified Stock Options and that only employees can be granted Incentive Stock Options.

•        Section 5.5 is amended to clarify the method and process for participants to follow in connection with the payment of a stock option exercise price, including with regard to the payment of the exercise price with shares of Company.

•        Section 9.1 is amended to: (i) revise subsection (b) in order to clarify and expand the Board’s authority to address how a Change in Control (as defined in the Amended Plan), or anticipated Change of Control, affects Awards under the Amended Plan; (ii) add a new subsection (c) in order clarify and expand the authority of the Board to attach conditions to cash or substitute consideration payable upon cancellation of any award; and (iii) clarify the applicability of Section 409A of the Code to the Board actions under Section 9.1.

•        Section 10(b) is amended to provide that withholding obligations may be satisfied through delivery (or attestation) to the Company of previously acquired Common Shares that have been held by the Participant for more than six months (or such longer or shorter period to avoid a charge to earnings for financial accounting purposes).

•        Various other provisions are revised to clarify their applicability to consultants.

•        Various other provisions are revised to clarify the applicability of Section 409A of the Code.

Description of the Amended Plan

The following is a summary of the material terms of the Amended Plan. This summary is not complete and is qualified in its entirety by reference to the full text of the Amended Plan attached to this Proxy Statement as Appendix A, which assumes that this Proposal 3 is approved.

Purpose.    The purpose of the Amended Plan is to recognize contributions made to our company and its subsidiaries by employees, non-employee directors and consultants and to provide them with additional incentive to achieve the objectives of our Company.

Administration.    The Amended Plan is administered by the Compensation Committee of the Board (referred to in the Amended Plan as the “Committee”).

Number of Common Shares.    The number of common shares that may be issued under the Amended Plan is 4,000,000. Shares issuable under the Amended Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Amended Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Amended Plan. The number of common shares issuable under the Amended Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Amended Plan. No award granted under the Amended Plan may be transferred, except by will, or the laws of descent and distribution.

Eligibility.    Employees of the Company and its subsidiaries, and directors and consultants of the Company, are eligible to receive awards under the Amended Plan.

Awards to Participants.    The Amended Plan provides for discretionary awards of stock options, stock awards, stock unit and stock appreciation rights (“SARs”) to participants. Each award made under the Amended Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Amended Plan.

Stock Options.    The Committee has the discretion to grant non-qualified stock options or incentive stock options to eligible participants and to set the terms and conditions applicable to the options, including the type of option, the exercise price, the number of shares subject to the option and the vesting schedule. Each option will expire ten years from the date of grant, the exercise price of each Common Share subject to the option may not be less than the fair market value of such share on the date of grant and no dividend equivalents may be paid with respect to stock options; provided that, if an incentive stock option is granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or its parent or subsidiaries as defined in Section 422(b)(6) of the Code), the incentive stock option will expire five years from the date of grant and the exercise price of each Common Share subject to the incentive stock option may not be less than 110% of the fair market value of such share on the date of grant. The aggregate maximum number of shares as to which an employee or consultant may receive stock options and SARs in any calendar year is 400,000, except that the aggregate maximum number of shares as to which an employee or consultant may receive stock options and SARs in the calendar year in which such employee or consultant begins employment or service with the Company or its subsidiaries is 700,000. Only employees of the Company, any “parent corporation” (as defined in Section 424(e) of the Code) or any subsidiary that is a “subsidiary company” (as defined in Section 424(f) and (g) of the Code) are eligible to be granted incentive stock options.

Stock Awards.    The Committee has the discretion to grant stock awards to eligible participants. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Committee. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Shares granted under the Amended Plan are subject to the terms, restrictions and qualifications that may be set forth in the Amended Plan and the individual grant agreements. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse. The aggregate maximum number of shares that may be used for stock awards and/or stock unit awards that may be granted to any employee or consultant in any calendar year is 700,000, or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Stock Unit Awards.    The Committee has the discretion to grant stock unit awards to eligible participants. Each stock unit subject to the award will entitle the participant to receive on a specified date or upon the occurrence of an event described in the individual grant agreement a Common Share or cash equal to the fair market value of a Common Share on such specified date or the date of such event. Stock unit awards granted under the Amended Plan are subject to the terms, restrictions and conditions set forth in the Amended Plan and the individual grant agreements. A participant receiving a stock unit award will have no rights of a shareholder with respect to the shares subject to the award, including the right to vote the shares and receive dividends on the shares; provided that the grant agreement may entitle the participant to dividends otherwise payable on the shares. Such dividends will be held by us and will be paid to the holder of the stock unit award only to the extent the restrictions on such stock unit award lapse. The aggregate maximum number of shares that may be used for stock awards and/or stock unit awards that may be granted to any employee or consultant in any calendar year is 700,000, or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Stock Appreciation Rights (“SARs”).    The Committee has the discretion to grant SARs to eligible participants and to set the terms and conditions applicable to the SARs, including the exercise price (which shall not be less than the fair market value of a Common Share on the date the SAR is granted), the number of shares subject to the SAR, the vesting schedule and the form of settlement, as specified in the individual award agreement. Each SAR will expire ten years from the date of grant and no dividends or dividend equivalents may be paid with respect to the SAR. The aggregate maximum number of shares as to which an employee or consultant may receive stock options and SARs in any calendar year is 400,000, except that the aggregate maximum number of shares as to which an employee or consultant may receive stock options and SARs in the calendar year in which such employee or consultant begins employment or service with the Company or its subsidiaries is 700,000. SARs may be settled in stock, Common Shares or a combination of cash and Common Shares, as determined by the Committee.

Payment for Stock Options.    The Committee in its sole discretion may make available one or more of the following alternatives for the payment of the stock option exercise price: (i) in cash or by certified or bank check; (ii) in cash received from a broker-dealer to whom the participant has submitted an exercise notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the stock option to pay the exercise price; (iii) by directing the Company to withhold such number of common shares otherwise issuable in connection with the exercise of the stock option having an aggregate fair market value equal to the exercise price; (iv) by delivering previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the stock option exercise price; (v) by certifying to ownership by attestation of such previously acquired common shares or (vi) by combination of any of the foregoing methods. Unless otherwise specifically provided in the stock option agreement, the exercise price of common shares acquired pursuant to a Stock Option that is paid by delivery (or attestation) to the Company of other common shares acquired, directly or indirectly from the Company, shall be paid only by Common Shares of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

Payment for Withholding Taxes.    The Company in its sole discretion may make available one or more of the following alternatives for the payment of withholding taxes: (i) in cash; (ii) in cash received from a broker-dealer to whom the participant has submitted notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the award to pay the withholding taxes; (iii) by directing the Company to withhold such number of Common Shares otherwise issuable in connection with the award having an aggregate fair market value equal to the minimum amount of tax required to be withheld; (iv) by delivering previously acquired Common Shares of the Company that are acceptable to the Board that have an aggregate fair market value equal to the amount required to be withheld; or (v) by certifying to ownership by attestation of such previously acquired Common Shares. Unless otherwise provided in the applicable Award Agreement, withholding obligations may be satisfied through delivery (or attestation) to the Company of previously acquired Common Shares that have been held by the participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

Amendment of Award Agreements; Amendment and Termination of the Amended Plan; Term of the Amended Plan.    The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Amended Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither the Amended Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the Company or similar events.)

No awards may be granted under the Amended Plan on or after the tenth anniversary of the original effective date of the 2019 Plan.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a majority of the shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy. Our Board unanimously recommends a vote “FOR” the approval of this proposal to amend the 2019 Plan to (i) increase the number of Common Shares reserved for issuance under the 2019 Equity Incentive Plan from 2,000,000 shares to 4,000,000 shares, (ii) increase limits on the maximum number of shares subject to certain awards, and (iii) make other clarifying and technical changes.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, EpicQuest Education Group International Limited, 1209 N. University Blvd, Middletown, OH 45042. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

October 28, 2022	By Order of the Board of Directors
/s/ Jianbo Zhang
Jianbo Zhang, Chairman and Chief Executive Officer

Appendix A

EpicQuest Education Group International Limited
2019 Equity Incentive Plan
(Amended and Restated)

______________________

Section 1.  Establishment and Purpose.

1.1    The purpose of the Plan is to attract and retain outstanding individuals as Employees, Directors and Consultants of the Company and its Subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by Employees, Directors and Consultants, and to provide such Employees, Directors and Consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its Subsidiaries, by providing such Employees, Directors and Consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

Section 2.  Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

2.1    “Award” means any award or benefit granted under the Plan, which shall be a Stock Option, a Stock Award, a Stock Unit Award or an SAR.

2.2    “Award Agreement” means, as applicable, a Stock Option Agreement, Stock Award Agreement, Stock Unit Award Agreement or SAR Agreement evidencing an Award granted under the Plan.

2.3    “Board” means the Board of Directors of the Company.

2.4    “Change in Control” has the meaning set forth in Section 8.2 of the Plan.

2.5    “Code” means the Internal Revenue Code of 1986, as amended from time to time.

2.6    “Committee” means the Compensation Committee of the Board or such other committee as may be designated by the Board from time to time to administer the Plan, or, if no such committee has been designated at the time of any grants, it shall mean the Board.

2.7    “Common Shares” means common shares of the Company.

2.8    “Company” means EpicQuest Education Group International Limited.

2.9    “Consultant” means any person, including an advisor, who is engaged by the Company or an affiliate to render consulting or advisory services and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

2.10  “Director” means a director of the Company who is not an employee of the Company or a Subsidiary.

2.11  “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

2.12  “Fair Market Value” means as of any date, the closing price of a Common Share on the national securities exchange on which the Common Shares are listed, or, if the Common Shares are not listed on a national securities exchange, the over-the-counter market on which the Common Shares trade, or, if the Common Shares are not listed on a national securities exchange or an over-the-counter market, as determined by the Board as of such date as determined in accordance with Section 409A of the Code and regulations thereunder, or, if no trading occurred on such date, as of the trading day immediately preceding such date.

2.13  “Incentive Stock Option” or “ISO” means a Stock Option granted under Section 5 of the Plan that meets the requirements of Section 422(b) of the Code or any successor provision.

2.14  “Employee” means an employee of the Company or any Subsidiary selected to participate in the Plan in accordance with Section 3. A Employee may also include a person who is granted an Award (other than an Incentive Stock Option) in connection with the hiring of the person prior to the date the person becomes an employee of the Company or any Subsidiary, provided that such Award shall not vest prior to the commencement of employment.

2.15  “Non-Qualified Stock Option” or “NSO” means a Stock Option granted under Section 5 of the Plan that is not an Incentive Stock Option.

2.16  “Participant” means an Employee, Director or Consultant selected to receive an Award under the Plan.

2.17  “Plan” means the 2019 Equity Incentive Plan, as amended and restated herein.

2.18  “Stock Appreciation Right” or “SAR” means a grant of a right to receive Common Shares or cash under Section 8 of the Plan.

2.19  “Stock Award” means a grant of Common Shares under Section 6 of the Plan.

2.20  “Stock Option” means an Incentive Stock Option or a Non-Qualified Stock Option granted under Section 5 of the Plan.

2.21  “Stock Unit Award” means a grant of a right to receive Common Shares or cash under Section 7 of the Plan.

2.22  “Subsidiary” means an entity of which the Company is the direct or indirect beneficial owner of not less than 50% of all issued and outstanding equity interest of such entity.

Section 3.  Administration.

3.1    The Committee.

The Plan shall be administered by the Committee, which shall be comprised of at least two members of the Board who satisfy the “non-employee director” definition set forth in Rule 16b-3 under the Exchange Act, unless the Board otherwise determines.

3.2    Authority of the Committee.

(a)    The Committee, in its sole discretion, shall determine the Employees, Directors and Consultants to whom, and the time or times at which Awards will be granted, the form and amount of each Award, the expiration date of each Award, the time or times within which the Awards may be exercised, the cancellation of the Awards and the other limitations, restrictions, terms and conditions applicable to the grant of the Awards. The terms and conditions of the Awards need not be the same with respect to each Participant or with respect to each Award.

(b)    To the extent permitted by applicable law, regulation, and rules of a stock exchange on which the Common Shares are listed or traded, the Committee may delegate its authority to grant Awards to Employees and to determine the terms and conditions thereof to such officer of the Company as it may determine in its discretion, on such terms and conditions as it may impose, except with respect to Awards to officers subject to Section 16 of the Exchange Act.

(c)    The Committee may, subject to the provisions of the Plan, establish such rules and regulations as it deems necessary or advisable for the proper administration of the Plan, and may make determinations and may take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or other action made or taken pursuant to the Plan, including interpretation of the Plan and the specific terms and conditions of the Awards granted hereunder, shall be final and conclusive for all purposes and upon all persons.

(d)    No member of the Board or the Committee shall be liable for any action taken or determination made hereunder in good faith. Service on the Committee shall constitute service as a Director so that the members of the Committee shall be entitled to indemnification and reimbursement as Directors of the Company pursuant to the Company’s Memorandum and Articles of Association.

3.3    Award Agreements.

(a)    Each Award shall be evidenced by a written Award Agreement specifying the terms and conditions of the Award. In the sole discretion of the Committee, the Award Agreement may condition the grant of an Award upon the Participant’s entering into one or more of the following agreements with the Company: (i) an agreement not to compete with the Company and its Subsidiaries which shall become effective as of the date of the grant of the Award and remain in effect for a specified period of time following termination of the Participant’s employment with the Company; (ii) an agreement to cancel, to the extent permitted under Section 409A of the Code, any employment agreement, fringe benefit or compensation arrangement in effect between the Company and the Participant; and (iii) an agreement to retain the confidentiality of certain information. Such agreements may contain such other terms and conditions as the Committee shall determine. If the Participant shall fail to enter into any such agreement at the request of the Committee, then the Award granted or to be granted to such Participant shall be forfeited and cancelled.

Section 4.  Common Shares Subject to Plan.

4.1    Total Number of Shares.

(a)    The total number of Common Shares that may be issued under the Plan shall be 4,000,000. Such shares may be either authorized but unissued shares or treasury shares, and shall be adjusted in accordance with the provisions of Section 4.3 of the Plan.

(b)    The number of Common Shares delivered by a Participant or withheld by the Company on behalf of any such Participant as full or partial payment of an Award, including the exercise price of a Stock Option or of any required withholding taxes, shall not again be available for issuance pursuant to subsequent Awards, and shall count towards the aggregate number of Common Shares that may be issued under the Plan. Any Common Shares purchased by the Company with proceeds from a Stock Option exercise shall not again be available for issuance pursuant to subsequent Awards, shall count against the aggregate number of shares that may be issued under the Plan and shall not increase the number of shares available under the Plan.

(c)    If there is a lapse, forfeiture, expiration, termination or cancellation of any Award for any reason (including for reasons described in Section 3.3), or if Common Shares are issued under such Award and thereafter are reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof, the Common Shares subject to such Award or reacquired by the Company shall again be available for issuance pursuant to subsequent Awards, and shall not count towards the aggregate number of Common Shares that may be issued under the Plan.

4.2    Shares Under Awards.

Of the Common Shares authorized for issuance under the Plan pursuant to Section 4.1:

(a)    The maximum number of Common Shares as to which an Employee or Consultant may receive Stock Options or SARs in any calendar year is 400,000, except that the maximum number of Common Shares as to which a Employee or Consultant may receive Stock Options or SARs in the calendar year in which such Employee or Consultant begins employment or service with the Company or its Subsidiaries is 700,000.

(b)    The maximum number of Common Shares that may be subject to ISOs is the full number of Common Shares that may be issued under Section 4.1 of the Plan.

(c)    The maximum number of Common Shares that may be used for Stock Awards and/or Stock Unit Awards that may be granted to any Employee or Consultant in any calendar year is 700,000, or, in the event the Award is settled in cash, an amount equal to the Fair Market Value of such number of shares on the date on which the Award is settled.

(d)    The maximum number of Common Shares subject to Awards granted under the Plan or otherwise during any one calendar year to any Director, taken together with any cash fees paid by the Company to such Director during such calendar year for service on the Board, will not exceed $1,000,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

    The numbers of shares described herein shall be as adjusted in accordance with Section 4.3 of the Plan.

4.3    Adjustment.

In the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Committee shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the Plan and Awards granted under the Plan. Such adjustments may include: (a) adjustment in the number and kind of shares reserved for issuance under the Plan; (b) adjustment in the number and kind of shares covered by outstanding Awards; (c) adjustment in the exercise price of outstanding Stock Options or SARs or the price of Stock Awards or Stock Unit Awards under the Plan; (d) adjustments to any of the shares limitations set forth in Section 4.1 or 4.2 of the Plan; and (e) any other changes that the Committee determines to be equitable under the circumstances.

Section 5.  Grants of Stock Options.

5.1    Grant.

Subject to the terms of the Plan, the Committee may from time to time grant Stock Options to Participants. Unless otherwise expressly provided at the time of the grant, Stock Options granted under the Plan to Employees will be NSOs. Stock Options granted under the Plan to Directors or Consultants who, in each case, are not Employees of the Company or any Subsidiary will be NSOs. Only Employees of the Company, any “parent corporation” (as defined in Section 424(e) of the Code or any Subsidiary that is a “subsidiary company” (as defined in Section 424(f) and (g) of the Code) are eligible to be granted ISOs.

5.2    Stock Option Agreement.

The grant of each Stock Option shall be evidenced by a written Stock Option Agreement specifying the type of Stock Option granted, the exercise period, the exercise price, the terms for payment of the exercise price, the expiration date of the Stock Option, the number of Common Shares to be subject to each Stock Option and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the Plan.

5.3    Exercise Price and Exercise Period.

With respect to each Stock Option granted to a Participant:

(a)    The per share exercise price of each Stock Option shall be the Fair Market Value of the Common Shares subject to the Stock Option on the date on which the Stock Option is granted.

(b)    Each Stock Option shall vest and become exercisable as provided in the Stock Option Agreement and subject to such terms and conditions as determined by the Committee; provided that the Committee shall have the discretion to accelerate the date as of which any Stock Option shall become exercisable in the event of the Participant’s termination of employment with the Company, or service on the Board or as a Consultant, without cause (as determined by the Board in its sole discretion).

(c)    No dividends or dividend equivalents shall be paid with respect to any shares subject to a Stock Option prior to the exercise of the Stock Option.

(d)    Each Stock Option shall expire, and all rights to purchase Common Shares thereunder shall expire, on the date ten years after the date of grant.

5.4    Required Terms and Conditions of ISOs.

In addition to the foregoing, each ISO granted to an Employee shall be subject to the following specific rules:

(a)    The aggregate Fair Market Value (determined with respect to each ISO at the time such Option is granted) of the Common Shares with respect to which ISOs are exercisable for the first time by an Employee during any calendar year (under all incentive stock option plans of the Company and its Subsidiaries) shall not exceed $100,000. If the aggregate Fair Market Value (determined at the time of grant) of the Common Shares subject to an ISO which first becomes exercisable in any calendar year exceeds the limitation of this Section 5.4(a), so much of the ISO that does not exceed the applicable dollar limit shall be an ISO and the remainder shall be a NSO; but in all other respects, the original Stock Option Agreement shall remain in full force and effect.

(b)    Notwithstanding anything herein to the contrary, if an ISO is granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or its parent or subsidiaries within the meaning of Section 422(b)(6) of the Code): (i) the purchase price of each Common Share subject to the ISO shall be not less than 110% of the Fair Market Value of the Common Share on the date the ISO is granted; and (ii) the ISO shall expire, and all rights to purchase Common Shares thereunder shall expire, no later than the fifth anniversary of the date the ISO was granted.

(c)    No ISOs shall be granted under the Plan after ten years from the earlier of the date the Plan is adopted or approved by shareholders of the Company.

5.5    Exercise of Stock Options.

(a)    A Participant entitled to exercise a Stock Option may do so by delivering written notice to that effect specifying the number of Common Shares with respect to which the Stock Option is being exercised and any other information the Committee may prescribe. Such notice will be accompanied by payment in full of the purchase price, either by certified or bank check, or such other means as the Committee may accept. All notices or requests provided for herein shall be delivered to the Chief Financial Officer of the Company.

(b)    The Committee in its sole discretion may make available one or more of the following alternatives for the payment of the Stock Option exercise price: (i) in cash or by certified or bank check; (ii) in cash received from a broker-dealer to whom the Participant has submitted an exercise notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Stock Option to pay the exercise price; (iii) by directing the Company to withhold such number of Common Shares otherwise issuable in connection with the exercise of the Stock Option having an aggregate Fair Market Value equal to the exercise price; (iv) by delivering previously acquired Common Shares that are acceptable to the Committee and that have an aggregate Fair Market Value on the date of exercise equal to the Stock Option exercise price; (v) by certifying to ownership by attestation of such previously acquired Common Shares or (vi) by combination of any of the foregoing methods. Unless otherwise specifically provided in the Stock Option Agreement, the exercise price of Common Shares acquired pursuant to a Stock Option that is paid by delivery (or attestation) to the Company of other Common Shares acquired, directly or indirectly from the Company, shall be paid only by Common Shares of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(c)    The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the Stock Option exercise price.

Section 6.  Stock Awards.

6.1    Grant.

The Committee may, in its discretion, (a) grant Common Shares under the Plan to any Participant without consideration from such Participant or (b) sell Common Shares under the Plan to any Participant for such amount of cash, Common Shares or other consideration as the Committee deems appropriate.

6.2    Stock Award Agreement.

Each Common Share granted or sold hereunder shall be subject to such restrictions, conditions and other terms as the Board may determine at the time of grant or sale, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Award Agreement, and the following specific rules:

(a)    The Stock Award Agreement shall specify whether the Common Shares are granted or sold to the Participant and such other provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b)    The restrictions to which the Common Shares awarded hereunder are subject shall lapse as provided in the Stock Award Agreement; provided that the Committee shall have the discretion to accelerate the date as of which the restrictions lapse with respect to any Stock Award held by a Participant in the event of the Participant’s termination of employment with the Company, or service on the Board or as a Consultant, without cause (as determined by the Committee in its sole discretion).

(c)    Except as provided in this subsection (c) and unless otherwise set forth in the related Stock Award Agreement, the Participant receiving a grant of or purchasing Common Shares pursuant to a Stock Award shall thereupon be a shareholder with respect to such shares and shall have the rights of a shareholder with respect to such shares, including the right to vote such shares and to receive dividends and other distributions paid with respect to such shares; provided that any dividends or other distributions payable with respect to the Stock Award shall be accumulated and held by the Company and paid to the Participant only upon, and to the extent, the restrictions lapse in accordance with the terms of the applicable Stock Award Agreement. Any such dividends or other distributions held by the Company attributable to the portion of a Stock Award that is forfeited shall also be forfeited.

Section 7.  Stock Unit Awards.

7.1    Grant.

The Committee may, in its discretion, grant Stock Unit Awards to any Participant. Each Stock Unit subject to the Award shall entitle the Participant to receive, on the date or the occurrence of an event (including the attainment of performance goals) as described in the Stock Unit Award Agreement, a Common Share or cash equal to the Fair Market Value of a Common Share on such date or the date of such event as provided in the Stock Unit Award Agreement.

7.2    Stock Unit Agreement.

Each Stock Unit Award shall be subject to such restrictions, conditions and other terms as the Committee may determine at the time of grant, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Unit Award Agreement and the following specific rules:

(a)    The Stock Unit Agreement shall specify such provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b)    The restrictions to which the shares of Stock Units awarded hereunder are subject shall lapse as provided in Stock Unit Agreement; provided that the Committee shall have the discretion to accelerate the date as of which the restrictions lapse with respect to any Award held by a Participant in the event of the Participant’s termination of employment with the Company, or service on the Board or as a Consultant, without cause (as determined by the Board in its sole discretion).

(c)    Except as provided in this subsection (c) and unless otherwise set forth in the Stock Unit Agreement, the Participant receiving a Stock Unit Award shall have no rights of a shareholder, including voting or dividends or other distributions rights, with respect to any Stock Units prior to the date they are settled in Common Shares; provided that a Stock Unit Award Agreement may provide that until the Stock Units are settled in shares or cash, the Participant shall be entitled to receive on each dividend or distribution payment date applicable to the Common Shares an amount equal to the dividends or other distributions that the Participant would have received had the Stock Units held by the Participant as of the related record date been actual Common Shares. Such amounts shall be accumulated and held by the Company and paid to the Participant only upon, and to the extent, the restrictions lapse in accordance with the terms of the applicable Stock Unit Award Agreement. Such amounts held by the Company attributable to the portion of the Stock Unit Award that is forfeited shall also be forfeited.

Section 8.  SARs.

8.1    Grant.

The Committee may grant SARs to Participants. Upon exercise, an SAR entitles the Participant to receive from the Company the number of Common Shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of one share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the shares it would otherwise be obligated to deliver in an amount equal to the Fair Market Value of such shares on the date of exercise. Cash shall be delivered in lieu of any fractional shares. The terms and conditions of any such Award shall be determined at the time of grant.

8.2    SAR Agreement.

(a)    Each SAR shall be evidenced by a written SAR Agreement specifying the terms and conditions of the SAR as the Committee may determine, including the SAR exercise price, expiration date of the SAR, the number of Common Shares to which the SAR pertains, the form of settlement and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the Plan.

(b)    The per share exercise price of each SAR shall not be less than 100% of the Fair Market Value of a Common Share on the date the SAR is granted.

(c)    Each SAR shall expire and all rights thereunder shall cease on the date fixed by the Committee in the related SAR Agreement, which shall not be later than the ten years after the date of grant; provided however, to the extent permitted under Section 409A of the Code and regulations thereunder, if a Participant is unable to exercise an SAR because trading in the Common Shares is prohibited by law or the Company’s insider-trading policy, the SAR exercise date shall be extended to the date that is 30 days after the expiration of the trading prohibition.

(d)    Each SAR shall become exercisable as provided in the related SAR Agreement; provided that notwithstanding any other Plan provision, the Committee shall have the discretion to accelerate the date as of which any SAR shall become exercisable in the event of the Participant’s termination of employment, or service on the Board or as a Consultant, without cause (as determined by the Committee in its sole discretion).

(e)     No dividends or dividend equivalents shall be paid with respect to any SAR prior to the exercise of the SAR.

(f)    A person entitled to exercise an SAR may do so by delivery of a written notice in accordance with procedures established by the Committee specifying the number of Common Shares with respect to which the SAR is being exercised and any other information the Committee may prescribe. As soon as reasonably practicable after the exercise of an SAR, the Company shall (i) issue the total number of full Common Shares to which the Participant is entitled and cash in an amount equal to the Fair Market Value, as of the date of exercise, of any resulting fractional share, and (ii) if the Committee causes the Company to elect to settle all or part of its obligations arising out of the exercise of the SAR in cash, deliver to the Participant an amount in cash equal to the Fair Market Value, as of the date of exercise, of the shares it would otherwise be obligated to deliver.

Section 9.  Change in Control.

9.1    Effect of a Change in Control.

(a)    Notwithstanding any of the provisions of the Plan or any outstanding Award Agreement, upon a Change in Control of the Company (as defined in Section 9.2), the Board is authorized and has sole discretion to provide that (i) all outstanding Awards shall become fully exercisable, (ii) all restrictions applicable to all Awards shall terminate or lapse and (iii) performance goals applicable to any Awards shall be deemed satisfied at the highest level, as applicable, in order that Participants may realize the benefits thereunder.

(b)    In addition to the Board’s authority set forth in Section 3, upon such Change in Control of the Company, the Board is authorized and has sole discretion as to any Award, either at the time such Award is granted hereunder or any time in anticipation of or thereafter, as applicable, to take any one or more of the following actions: (i) cause any outstanding Stock Option or SAR to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control and, to the extent exercised prior to the Change in Control, cancel that Stock Option or SAR upon the Change in Control; (ii) cancel any Award in exchange for a substitute award; (iii) redeem any shares subject to an outstanding Stock Award or Stock Unit Award for cash and/or other substitute consideration with value equal to the Fair Market Value of an unrestricted Common Share on the date of the Change in Control; (iv) provide for the purchase of any outstanding Stock Option or SAR, for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Common Shares covered thereby had such Stock Option been currently exercisable, provided that, if the Fair Market Value per share of Common Shares on the date of the Change in Control does not exceed the exercise price of the Stock Option or SAR, can the Stock Option or SAR without any consideration; (v) make such adjustment to any such Award then outstanding as the Board deems appropriate to reflect such Change in

Control; (vi) cause any such Award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control or (viii) take such other action as the Board shall determine to be reasonable under the circumstances.

(c)    In the discretion of the Board, any cash or substitute consideration payable upon cancellation of an Award may be subjected to (i) vesting terms substantially identical to those that applied to the cancelled Award immediately prior to the Change in Control, or (ii) earn-out, escrow, holdback or similar arrangements, to the extent such arrangements are applicable to any consideration paid to shareholders in connection with the Change in Control.

(d)    Notwithstanding any provision of this Section 9.1, in the case of any Award subject to Section 409A of the Code, the Board shall only be permitted to take actions under this Section 9.1 to the extent that such actions would be consistent with the intended treatment of such Award under Section 409A of the Code.

9.2    Definition of Change in Control.

“Change in Control” of the Company shall be deemed to have occurred if at any time during the term of an Award granted under the Plan any of the following events occurs:

(a)    any Person (other than the Company, a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of Common Shares of the Company) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors (“Person” and “Beneficial Owner” being defined in Rule 13d-3 of the General Rules and Regulations of the Exchange Act);

(b)    the Company is party to a merger, consolidation, reorganization or other similar transaction with another corporation or other Person unless, following such transaction, more than 50% of the combined voting power of the outstanding securities of the surviving, resulting or acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such transaction, in substantially the same proportions as their ownership, immediately prior to such transaction, of the Company’s outstanding securities entitled to vote generally in the election of directors;

(c)    the election to the Board, without the recommendation or approval of two-thirds of the incumbent Board, of the lesser of: (i) three Directors; or (ii) Directors constituting a majority of the number of Directors of the Company then in office; provided, however, that Directors whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors of the Company will not be considered as incumbent members of the Board for purposes of this Section; or

(d)    there is a complete liquidation or dissolution of the Company, or the Company sells all or substantially all of its business and/or assets to another corporation or other Person unless, following such sale, more than 50% of the combined voting power of the outstanding securities of the acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such sale, in substantially the same proportions as their ownership, immediately prior to such sale, of the Company’s outstanding securities entitled to vote generally in the election of directors.

In no event, however, shall a Change in Control be deemed to have occurred, with respect to a Participant, if that Participant is part of a purchasing group which consummates the Change in Control transaction. A Participant shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the Participant is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (a) passive ownership of less than 3% of the shares of the purchasing company; or (b) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the disinterested Directors).

Section 10.Payment of Taxes.

(a)    In connection with any Award, and as a condition to the issuance or delivery of any Common Shares to the Participant in connection therewith, the Company shall require the Participant to pay the Company the minimum amount of federal, state, local or foreign taxes required to be withheld, and in the Company’s sole discretion, the Company may permit the Participant to pay the Company up to the maximum individual statutory rate of applicable withholding.

(b)    The Company in its sole discretion may make available one or more of the following alternatives for the payment of such taxes: (i) in cash; (ii) in cash received from a broker-dealer to whom the Participant has submitted notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Award to pay the withholding taxes; (iii) by directing the Company to withhold such number of Common Shares otherwise issuable in connection with the Award having an aggregate Fair Market Value equal to the minimum amount of tax required to be withheld; (iv) by delivering previously acquired Common Shares of the Company that are acceptable to the Board that have an aggregate Fair Market Value equal to the amount required to be withheld; or (v) by certifying to ownership by attestation of such previously acquired Common Shares. Unless otherwise provided in the applicable Award Agreement, withholding obligations may be satisfied through delivery (or attestation) to the Company of previously acquired Common Shares that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

    The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the required withholding taxes.

Section 11.Postponement.

The Committee may postpone any grant or settlement of an Award or exercise of a Stock Option or SAR for such time as the Board in its sole discretion may deem necessary in order to permit the Company:

(a)    to effect, amend or maintain any necessary registration of the Plan or the Common Shares issuable pursuant to an Award, including upon the exercise of a Stock Option or SAR, under the Securities Act of 1933, as amended, or the securities laws of any applicable jurisdiction;

(b)    to permit any action to be taken in order to (i) list such Common Shares on a stock exchange if Common Shares are then listed on such exchange or (ii) comply with restrictions or regulations incident to the maintenance of a public market for its Common Shares, including any rules or regulations of any stock exchange on which the Common Shares are listed; or

(c)    to determine that such Common Shares and the Plan are exempt from such registration or that no action of the kind referred to in (b)(ii) above needs to be taken; and the Company shall not be obligated by virtue of any terms and conditions of any Award or any provision of the Plan to sell or issue Common Shares in violation of the Securities Act of 1933 or the law of any government having jurisdiction thereof.

    Any such postponement shall not extend the term of an Award and neither the Company nor its Directors or officers shall have any obligation or liability to a Participant, the Participant’s successor or any other person with respect to any Common Shares as to which the Award shall lapse because of such postponement.

Section 12.Nontransferability.

Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution.

Section 13.Delivery of Shares.

Common Shares issued pursuant to a Stock Award, the exercise of a Stock or SAR or the settlement of a Stock Unit Award shall be represented by stock certificates or on a non-certificated basis, with the ownership of such shares by the Participant evidenced solely by book entry in the records of the Company’s transfer agent; provided, however, that upon the written request of the Participant, the Company shall issue, in the name of the Participant, stock certificates representing such Common Shares. Notwithstanding the foregoing, shares granted pursuant to a Stock Award shall be held by the Secretary of the Company until such time as the shares are forfeited or settled.

Section 14.Termination or Amendment of Plan and Award Agreements.

14.1  Termination or Amendment of Plan.

(a)    Except as described in Section 14.3 below, the Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders of the Company, unless such approval is required by applicable law, regulation or rule of any stock exchange on which the Common Shares are listed. No amendment or termination of the Plan shall adversely affect the right of any Participant under any outstanding Award in any material way without the written consent of the Participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the Common Shares are listed. Subject to the foregoing, the Committee may correct any defect or supply an omission or reconcile any inconsistency in the Plan or in any Award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the Plan.

(b)    The Board shall have the authority to amend the Plan to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit Participants who are located outside of the United States to participate in the Plan.

14.2  Amendment of Award Agreements.

The Committee shall have the authority to amend any Award Agreement at any time; provided however, that no such amendment shall adversely affect the right of any Participant under any outstanding Award Agreement in any material way without the written consent of the Participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the Common Shares are listed.

14.3  No Repricing of Stock Options.

Notwithstanding the foregoing, and except as described in Section 4.3, there shall be no amendment to the Plan or any outstanding Stock Option Agreement or SAR Agreement that results in the repricing of Stock Options or SARs without shareholder approval. For this purpose, repricing includes (i) a reduction in the exercise price of the Stock Option or SARs or (ii) the cancellation of a Stock Option in exchange for cash, Stock Options or SARs with an exercise price less than the exercise price of the cancelled Options or SARs, other Awards or any other consideration provided by the Company, but does not include any adjustment described in Section 4.3.

Section 15.No Contract of Employment.

Neither the adoption of the Plan nor the grant of any Award under the Plan shall be deemed to obligate the Company or any Subsidiary to continue the employment or service of any Participant for any particular period, nor shall the granting of an Award constitute a request or consent to postpone the retirement date of any Participant.

Section 16.Applicable Law.

All questions pertaining to the validity, construction and administration of the Plan and all Awards granted under the Plan shall be determined in conformity with the laws of Delaware, without regard to the conflict of law provisions of any state, and, in the case of Incentive Stock Options, Section 422 of the Code and regulations issued thereunder.

Section 17.Effective Date and Term of Plan.

17.1  Effective Date.

This Plan has been adopted by the Board, and is effective, as of the date of such adoption, subject to the approval of the Plan by the shareholders of the Company.

17.2  Term of Plan.

Notwithstanding anything to the contrary contained herein, no Awards shall be granted on or after the tenth anniversary of the original adoption of the Plan.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date SCAN TO VIEW MATERIALS & VOTE 0000583219_1 R1.0.0.3 EPICQUEST EDUCATION GROUP INTL. LIMITED 1209 N.UNIVERSITY BLVD MIDDLETOWN, OH 45042 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 11/27/2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 11/27/2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. The Board of Directors recommends you vote FOR each of the following director nominees: 1. Election of Directors Nominees For Against Abstain 1a. Jianbo Zhang 1b. Zhenyu Wu 1c. Craig Wilson 1d. G. Michael Pratt 1e. M. Kelly Cowan The Board of Directors recommends you vote FOR each of the following proposals: For Against Abstain 2. To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the year ending September 30, 2022. For Against Abstain 3. To approve amendments to the Company’s 2019 Equity Incentive Plan to (i) increase the number of common shares reserved for issuance under the 2019 Equity Incentive Plan from 2,000,000 shares to 4,000,000 shares, (ii) increase limits on the maximum number of shares subject to certain awards, and (iii) make other clarifying and technical changes. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

0000583219_2 R1.0.0.3 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com 2022 ANNUAL MEETING OF SHAREHOLDERS OF EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED November 28, 2022 11:00 AM Toronto Time This Proxy is Solicited on Behalf of the Board of Directors The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Jianbo Zhang and Zhenyu Wu, and each of them, the proxies of the undersigned, with full power of substitution, and hereby authorizes them, and each of them acting singly, to represent and to vote, as designated below, all of the Company’s common shares held of record by the undersigned on October 28, 2022, at the Annual Meeting of Shareholders to be held on November 28, 2022, at 11:00 a.m. local Toronto time at StartWell, Green Room, 786 King St. W, Toronto, Ontario M5V 1N6, Canada, and at any adjournment or postponement thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. The undersigned hereby revokes any proxy or proxies heretofore given and acknowledges receipt of a copy of the Notice of Annual Meeting and Proxy Statement and a copy of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2021. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF YOU RETURN AN EXECUTED COPY OF THIS PROXY CARD AND DO NOT CHECK A BOX WITH RESPECT TO ANY OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED “FOR” EACH OF THE DIRECTOR NOMINEES AND “FOR” PROPOSALS 2 AND 3. Continued and to be signed on reverse side